TSGS – TRADE ALGO MASTER SERVICE AGREEMENT

This Master Service Agreement (“Agreement”), Jan 1 2022, is entered into between Technology Services Group Singapore dba TSGS, a Singapore business (“TSGS”) and TA Fintech Inc. dba Trade Algo, a

Delaware corporation (“Trade Algo”). TSGS and Trade Algo may be collectively referred to as the “Parties” and individually as “Party.” The Parties agree as follows:

I.	Definitions.
a.	“Business Day” means Monday, Tuesday, Wednesday, Thursday, and Friday, excluding any public holiday or a holiday generally established by U.S. law or custom, including any holiday designated by Federal or New Jersey statute, specifically those listed in 5 U.S. Code § 6103.
b.	“Confidential Information” means any information one Party discloses to another and is (i) clearly marked as confidential by the disclosing Party; (ii) orally designated as confidential at the time of disclosure; (iii) any source code not a part of the Deliverables; (iv) any names or identifying descriptions of actual or potential customers or clients of either Party, including Clients; or (v) any other nonpublic, sensitive information disclosed. Confidential Information does not include any information that is (vi) in the receiving Party’s possession at the time of disclosure; (x) independently developed by the receiving Party without use of or reference to any Confidential Information; (y) becomes known publicly, before or after disclosure, other than as a result of the receiving Party’s improper action or inaction; or (z) is approved for release in writing by the disclosing Party.
c.	“Deliverables” has the meaning assigned to it in Section II(a).
d.	“Deviations” means any difference between descriptions, statements, specifications, photographs or other illustrations of the Deliverables and their actual performance or operation.
e.	“Documentation” means any documentation relating to the Deliverables, including any written correspondence detailing specifications of the Deliverables created prior to the Effective Date.
f.	“Intellectual Property” means all patent rights, copyright, mask work rights, moral rights, rights of publicity, trademark, trade dress and service mark rights, goodwill, trade secret rights and other intellectual property rights as may now exist or hereafter come into existence, and all applications therefore and registrations, renewals and extensions thereof, under the laws of any state, country, territory or other jurisdiction, including without limitation, all information, data, contracts, databases, maps, records, code, products, materials, services, software applications and tools, APIs, design elements, text, images, photographs, illustrations, audio and video contents, artwork and graphics, whether or not any particular item is available to the general public.
g.	“Staff” has the meaning assigned to it in Section XI.

h.	“Statement of Work” or “SOW” has the meaning assigned to it in Section II(c).
i.	“Updates” means Deliverables or other work product and any supporting Documentation including, but not limited to, new versions of or additions to the Deliverables, designed by either Party to improve operating performance of the Deliverables without adding to or altering basic functionality.
II.	Statements of Work and Services
a.	Services. TSGS will provide or cause provision and creation of any services and product, including the provision of any Documentation or Updates, described in a Statement of Work in accordance with the terms thereof (the “Deliverables”). All Deliverables shall be created and performed in a timely and workmanlike manner.
b.	Support Services. For any Deviations discovered during the Term, TSGS shall provide support services with a response time of no greater than 24 hours from delivery of the notification of the Deviation.
c.	Statements of Work. The Parties shall create and execute a statement of work or proposal describing the details of the Deliverables to be provided by TSGS, the amounts Trade Algo will pay for the Deliverables, the timeframe in which TSGS shall provide or cause provision of the Deliverables, and any other terms the Parties require (each, a “Statement of Work” or “SOW”). Any SOWs must be signed or expressly agreed to in writing by an authorized representative of Trade Algo prior to the Deliverables being provided, performed, or created to be effective.

d.	Disputes between SOWs and this Agreement. The terms of this Agreement shall govern any SOWs, including the Initial SOW. Insofar as the terms of this Agreement and the terms of any SOW are inconsistent, any additional or different terms of that SOW shall apply and amend this Agreement to the minimum extent necessary and only to the Services provided under that SOW.
e.	Application Access. When applicable to those specific Deliverables, any software or application must be installed onto the intended server, other device, or otherwise completed and delivered without preserving any TSGS access or backdoors, unless an SOW explicitly states otherwise. If TSGS requires access to a server provide Updates, TSGS shall provide adequate notice to Trade Algo, and Trade Algo shall facilitate such access. TSGS represents and warrants that all Deliverables will be free from any program, routine or device designed to delete, disable, deactivate, interfere with, prevent access to, or otherwise harm any software, program, data, device, system or service, including without limitation, any ‘time bomb’, virus, drop dead device, malicious logic, worm, Trojan horse or trap or back door.
f.	Personnel. When applicable to those specific Deliverables, if the Deliverables include the hiring and retaining of Staff to perform work on Trade Algo’s behalf, such Staff will remain Staff of TSGS for all purposes and no such Staff shall be deemed to be an employee of Trade Algo, unless a separate written agreement is created between Trade Algo and each individual Staff. TSGS is responsible for any liability caused by the provision of Staff as a

Deliverable to Trade Algo, including the payment and provision of worker’s compensation,

health insurance, taxes, salary or other compensation, and any other government requirements in each of the Staff’s, Trade Algo’s, and TSGS’ respective jurisdictions, as applicable. Trade Algo retains the right to hire or retain any such Staff as an employee of Trade Algo. TSGS represents and warrants that all Staff performing work on Trade Algo’s behalf are qualified and sufficiently knowledgeable for performance of their work and duties.

III.	Payments and Fees
a.	Payments and Fees. TSGS shall receive payment for any fees, payments, and any other charges or costs (“Payments”) according to each SOW. If a standard rate of pay, payment method, or other payment detail is set in an SOW, it shall apply to any subsequent SOW by default. All Payments shall be paid in the manner described in the applicable SOW and are due and payable immediately.
b.	Payment Structure. Trade Algo will invoice for work as it is completed, without any predetermined minimum payment obligation.
c.	Currency and Taxes. Insofar as any applicable SOW does not state otherwise, all Payments are in United States Dollars and do not include any applicable taxes. TSGS is solely responsible for the payment of any VAT, taxes, export and import costs, customs fees and arrangements, or other fiscal responsibility it incurs or is associated with the provision and use of the Services, including the payment of Staff.
d.	Disputed Claims. TSGS shall be promptly notified if Trade Algo disputes any Payment, in whole or in part, by email jon@tradealgo.com within 30 days of receipt of the disputed invoice or the automatic charge. Any such email shall include the invoice number (if applicable), the specific Payment and amount disputed, and the reason for the dispute. A dispute of a Payment does not relieve Trade Algo of its obligation to make the Payment. TSGS shall review the dispute within 10 days of notification and in good faith determine the validity of the dispute and make appropriate adjustments or corrections.
IV.	Delivery and Acceptance
a.	Delivery. TSGS shall provide to Trade Algo any Deliverables in the form specified in the applicable SOW, including any Documentation, through a reasonable system of electronic download or other manner specified in the applicable SOW, in accordance with the timeframes described therein. TSGS expressly permits the Deliverables to be accessed by Clients in source code form, if applicable.
b.	Acceptance. Upon Trade Algo’s receipt of any Deliverables, Trade Algo shall promptly test and review such Deliverables, if applicable. TSGS shall provide any support, assistance and consultation as may be reasonably necessary to facilitate Trade Algo’s testing and review.

c.	Rejection. If, in Trade Algo’s good faith and reasonable discretion, any Deliverables do not comply with the intended use of the Deliverables or is otherwise deemed unacceptable by way of Deviations, Trade Algo may, within 90 days of receipt, reject the Deliverables by notice of rejection to TSGS. TSGS shall, at no additional cost to Trade Algo, use commercially reasonable efforts to correct any deficiencies and provide Trade Algo with revised Deliverables within 10 Business Days, or any other timeframe that the Parties mutually agree upon. Trade Algo will have the right to accept or reject the corrected Deliverables in accordance with this Section IV and the Deliverables will not be considered complete or delivered until finally accepted by Trade Algo in accordance with this Section IV. If, within such 10 Business Day period or other timeframe that the Parties mutually agree upon does not, in Trade Algo’s good faith and reasonable discretion, correct all deficiencies such that the Deliverables are free of Deviations, then Trade Algo may, at its option, (i) return or destroy the nonconforming Deliverables for a refund of any amounts paid to TSGS; (ii) accept the nonconforming Deliverables, subject to a reasonable Payment adjustment; or (iii) terminate this Agreement and seek its available remedies. Acceptance by Trade Algo shall not be unreasonably withheld.
d.	Acceptance of Personnel. When applicable to those specific Deliverables, if the Deliverables include the hiring and retaining of Staff to perform work on Trade Algo’s behalf, each individual Staff shall be on a 30-day probationary period. TSGS shall notify Trade Algo by email within 5 Business Days’ prior to the end of each probationary period. Upon receipt of the notice, Trade Algo may conduct a performance review and determine, in its sole and absolute discretion, whether that individual Staff will continue performing work for Trade Algo. If Trade Algo does not conduct a performance review within 10 Business Days of the expiration of the probationary period, declines, or otherwise does not notify TSGS of any issues or problems with that individual Staff, Trade Algo will have deemed to have accepted the performance of that Staff. Trade Algo reserves the right to, at any time and without advance notice, discontinue or terminate acceptance of any Staff that does not perform work in a workmanlike manner, behaves inappropriately, is regularly erroneous in the work performed, is negligent, or causes liability to Trade Algo, in Trade Algo’s sole and absolute discretion. Acceptance of Staff will not be unreasonably withheld.
V.	Intellectual Property and License.
a.	Ownership. Trade Algo is the owner of any Intellectual Property developed or created in the course of TSGS’s provision or creation of the Deliverables, to the maximum extent possible and whether or not that Intellectual Property is registerable under any laws or regulations. To the extent that it is applicable, any copyrightable materials are a Work Made for Hire, as that term is understood by U.S. Copyright laws.
b.	Trade Algo’s Use of TSGS’s Materials. To the extent that the materials that are not developed or created in the process of TSGS providing or creating the Deliverables but are used in providing or creating such Deliverables, Trade Algo shall have a nonexclusive, worldwide, license to use, sell, copy, execute, reproduce, display, create derivative works from, sublicense, and share all work product and Deliverables created and developed under this Agreement. TSGS agrees to provide Trade Algo with expediated proof any such license if requested, including, but not limited to, the execution of any additional documents.

c.	Third-Party Materials. TSGS represents and warrants that TSGS has the right to use, copy, access, display, perform, create derivative works from, and sublicense any Intellectual Property, owned by a third party and used, copied, accessed, displayed, performed, or used to create derivative works in the development, creation, or provision of the Deliverables. To the extent necessary, TSGS shall sublicense, transfer, or otherwise obtain a nonexclusive, worldwide, license on Trade Algo’s behalf to use, sell, copy, execute, reproduce, display, create derivative works from, and share any such third-party materials.
d.	International Use of Materials. TSGS understands, acknowledges, and accepts that intellectual property laws may vary between the respective jurisdictions of TSGS’s primary place of business and Trade Algo’s primary place of business. TSGS expressly agrees not to violate any applicable intellectual property laws, the intellectual property rights of any third party, or any similar laws or rights, whether now known or later created, applicable in either jurisdiction. TSGS additionally acknowledges that the intellectual property rights granted and transferred by this Section V shall be interpreted by the laws of the State of Delaware and the federal laws of the United States, without regard to the potential conflict of laws and rights with TSGS’s jurisdiction.
VI.	Confidentiality
a.	Non-Disclosure. TSGS shall not use Confidential Information for any purpose other than to facilitate the transactions contemplated by this Agreement. TSGS shall hold any Confidential information in the strictest confidence, shall not use any Confidential Information for any personal gain or detrimentally to Trade Algo or the Client; shall take any steps necessary to protect the Confidential Information from disclosure and to implement internal procedures to guard against such disclosure; shall not disclose the fact that the Confidential Information has been made available or that discussions and negotiations are taking place or have taken place or any of its terms, conditions or other facts with respect to the transaction; and shall not disclose or make available all or any part of the Confidential Information to any person, firm, corporation, association, or any other entity for any reason or purpose whatsoever, directly or indirectly, unless and until such Confidential Information becomes publicly available other than as a consequence of the breach by the TSGS of their confidentiality obligations hereunder.
b.	Disclosure to Staff. Internal dissemination of Confidential Information by the TSGS shall be limited to that Staff, employees, institutional review boards, agents, representatives, consultants, contractors, or affiliates whose duties justify the need to know such information and then only on the basis of a clear understanding by these individuals of their obligation (i) to maintain the proprietary status of such information and (ii) to restrict the use of such information solely to the use specified in the stated purpose of this Agreement.
c.	Confidentiality of this Agreement. For clarity, the existence and terms of this Agreement are Confidential Information and shall not be disclosed to any person except Staff, nor shall the relationship between the Parties be used or disclosed by TSGS for personal or professional gain, advertisement, marketing, or for any other reason unless expressly permitted by Trade Algo.

d.	Permitted Disclosures. TSGS shall not be restricted from disclosing or using Confidential Information that: was freely available in the public domain at the time it was communicated to TSGS; subsequently came to the public domain through no fault of TSGS; is in TSGS’s possession free of any obligation of confidence at the time it was communicated to the TSGS; is independently developed by TSGS or their representatives without reference to any information communicated to the TSGS; is provided by TSGS in response to a valid order by a court or other governmental body, as otherwise required by law; or is approved for release by written authorization of an officer or representative of Trade Algo. TSGS shall give Trade Algo prompt notice of any legal or governmental demand and reasonably cooperate with Trade Algo in any effort to seek a protective order or otherwise to contest such required disclosure, at Trade Algo’s expense.
e.	Return and Destruction. Upon request from Trade Algo or upon the termination of negotiations and evaluations between the Parties, TSGS will promptly deliver to Trade Algo all originals and copies of all documents, records, Models programs, media and other materials containing any Confidential Information. TSGS shall also return to Trade Algo all equipment, files, and other personal property belonging to Trade Algo. TSGS shall not be permitted to make, retain, or distribute copies of any Confidential Information and shall not create any other documents, records, or materials in any form whatsoever that includes the Confidential Information. Insofar as return of any Confidential Information is not possible, TSGS shall destroy any Confidential Information and send certification of such destruction to Trade Algo.
VII.	Non-Solicitation and Non-Compete.
a.	Non-Solicitation. During the Term of this Agreement and for three years thereafter, TSGS shall not solicit any employees, associates, or Client of Trade Algo to discontinue or reduce working with Trade Algo, or join any similar business.
b.	Non-Compete. During the Term of this Agreement, TSGS shall not engage in any business practice or provide services that are directly competing with Trade Algo or causing TSGS to fail to provide the Deliverables in a timely manner.
VIII.	Term and Termination
a.	Term. The Term of this Agreement shall commence upon execution of this Agreement and continue until terminated in accordance with this Section VIII or otherwise mutually agreed upon by the parties (the “Term”).
b.	Termination for Cause. Either Party may terminate this Agreement for the other’s material breach by written notice specifying in detail the nature of the breach, effective in 30 days unless the other Party first cures such breach. However, termination for breach will become effective immediately upon such notice, without opportunity to cure, if the breach cannot be remedied by performance after notice of termination. (For the avoidance of doubt, non- material breaches of this Agreement may, in the aggregate, constitute material breach.)

c.	Termination for Convenience. Trade Algo may terminate this Agreement or any SOW for convenience at any time and for any reason, or no reason at all. Trade Algo shall provide TSGS with at least 15 days’ advance written notice of any such termination of this

Agreement pursuant to this Section and 10 Business Days’ notice of any such termination of an SOW pursuant to this Section.

d.	Effect of Termination. Upon termination of this Agreement each Party shall promptly return any property of the other. The following provisions will survive termination of this Agreement: (i) any obligation of Trade Algo to pay for Deliverables delivered before termination; (ii) Sections V, VI, VII, IX, XII, and XIII; and (iii) any other provision of this Agreement that must survive to fulfill its essential purpose.
IX.	Indemnification and Warranty.
a.	License Warranty. TSGS represents and warrants that it can grant the licenses granted in Section V and VI, and that TSGS have and will maintain the full power and authority to grant the intellectual property rights to the Deliverables (a) without the further consent of any third party and (b) without conditions or requirements not set forth in this Agreement.
b.	Intellectual Property. TSGS shall indemnify, defend, and hold harmless Trade Algo, its officers, directors, shareholders, parents, subsidiaries, agents, successors, and assigns, including any client or end-user, against any third-party claim, suit, or proceeding arising out of, related to, or alleging infringement of any patent, copyright, trade secret, or other Intellectual Property right by the Deliverables or any breach of the warranty contained within Sections II(e) and IX(a) (each, an “Indemnified Claim”). TSGS’s obligations set forth in this Section IX do not apply to the extent that an Indemnified Claim arises out of: (i) Trade Algo’s breach of this Agreement; (ii) revisions to the Deliverables made without TSGS’s consent; or (iii) Trade Algo’s failure to incorporate Updates that would have avoided the alleged infringement, provided TSGS offered such Updates without charges not otherwise required pursuant to this Agreement. For clarity, TSGS’s consent to any changes shall be deemed given if TSGS makes the changes or is notified of the changes and does not object within 5 Business Days.
c.	Confidential Information. In regards to the disclosure of Confidential Information only, the TSGS shall indemnify, defend, and hold Trade Algo harmless of any and all claims, demands, losses, damages, liabilities, costs and or expenses of any kind whatsoever incurred by Trade Algo which arise out of or in connection with any breach by Trade Algo of Section VI of this Agreement.
d.	Personnel. TSGS shall indemnify, defend, and hold Trade Algo harmless of any and all claims, demands, losses, damages, liabilities, costs or expenses of any kind whatsoever incurred by Trade Algo which arise out of or in connection with Staff hired or retained by TSGS to perform work on Trade Algo’s behalf.
e.	General Indemnification. TSGS shall indemnify, defend, and hold Trade Algo harmless of any and all claims, demands, losses, damages, liabilities, costs or expenses of any kind whatsoever incurred by Trade Algo which arise out of or in connection with any failure to perform or provide the Deliverables under any specific SOW.

f.	Injunctive Relief and Specific Performance. Each Party acknowledges that the Intellectual Property, Deliverables, and Confidential Information are of great value and importance to Trade Algo. TSGS further acknowledges and accepts that damages that may be suffered by Trade Algo may be impossible to calculate in the event of a breach of this Agreement, and accordingly Trade Algo shall have the right, in addition to all other rights, to make application for appropriate injunctive relief and specific performance, as appropriate, in a court of competent jurisdiction without an obligation to post a bond or other security.
X.	Impossibility. If performance of this Agreement or any obligation under this Agreement is prevented, restricted, or interfered with by causes beyond either Party’s reasonable control, and the Party unable to carry out its obligations provides the other Party with prompt written notice of such an event, the obligations of the Party invoking this provision shall be suspended to the extent necessary. The excused Party will use reasonable efforts under the circumstances to avoid or remove such causes of a non-performance and will proceed to perform with reasonable dispatch whenever such causes are removed or ceased. An act or omission shall be deemed within the reasonable control of a Party if committed, omitted, or caused by such Party, or its employees, officers, agents, or affiliates.

XI.	Personal Services and Substitution. The Parties accept that this is a personal services contract and may not be assigned, delegated, or subcontracted by either Party, except as otherwise specifically provided in this Agreement, without the express, written consent of the both Parties. TSGS may engage assistants, interns, volunteers, employees, helpers, or any other individual engaged for completing Services (“Staff”) at TSGS’s discretion. TSGS assumes full and sole responsibility for the payment of all compensation and expenses of Staff and for all state and federal income tax, unemployment insurance, social security, disability insurance, and other applicable withholdings. TSGS will be responsible for all acts and omissions of all Staff to the same extent as if such acts or omissions were undertaken by TSGS.
XII.	Export Rules
a.	Compliance with Export Laws. The Parties understand, acknowledge, and accept that some or all of the materials provided in Section II, V, and VI (“Materials”) is or may be subject to the U.S. Export Administration Regulations and other export laws, restrictions, and regulations (collectively, the “Export Laws”) and that both Parties will comply with the Export Laws and any similar laws in their respective jurisdictions.

b.	Restrictions on Export. TSGS shall not will not ship, transfer, export, or re-export the Materials, directly or indirectly, to: (i) any countries that are subject to U.S. export restrictions (each, an “Embargoed Country”); (ii) any person or entity whom TSGS knows or has reason to know will utilize them in the design, development, or production of nuclear, chemical, or biological weapons, or rocket systems, space launch vehicles, and sounding rockets, or unmanned air vehicle systems (each, a “Prohibited Use”); or (iii) any person or entity who has been prohibited from participating in the U.S. export transactions by any federal agency of the U.S. government (each, a “Sanctioned Party”). In addition, the Parties are responsible for complying with any local laws in their respective jurisdictions which may impact their right to import, export, reproduce, access, operate, or use the Software.

c.	Representations and Warranties. TSGS represents and warrants that (i) it is not a citizen of, or located within, an Embargoed Country, (ii) it will not use the Materials for a Prohibited Use, and (iii) it is not a Sanctioned Party. All rights to reproduce, access, operate, or use the Materials are granted on condition that such rights are forfeited if TSGS fails to comply with the terms of this Agreement. If Trade Algo has knowledge that a violation has occurred, Trade Algo may be prohibited from providing the Materials.
d.	Effect of Failure to Comply. TSGS acknowledges and accepts that if Trade Algo is prohibited from providing the Materials because of TSGS’s failure to comply with this Section XII, Trade Algo may terminate this Agreement, effective immediately upon notice. TSGS shall indemnify, defend, and hold harmless Trade Algo against any claim, dispute, or controversy arising out of TSGS’s breach of or failure to comply with this Section XII.
XIII.	General Terms
a.	Amendment. Any material changes to a SOW, Deliverable, or this Agreement, including work to be performed and related fees, must be approved by the prior written consent of both Parties.
b.	Authority. Each Party represents and warrants to the other Party that the representing Party has the legal right and authority to enter into this Agreement and to perform its obligations under this Agreement.
c.	Choice of Law. This Agreement will be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to its conflict of law principles. The Parties hereby submit to the jurisdiction of the state and federal courts of Delaware.
d.	Construction. The Parties agree that the terms of this Agreement result from negotiations between them. This Agreement will not be construed in favor of or against either Party by reason of authorship.
e.	Counterparts. This Agreement may be executed in one or more counterparts, which may be digital. Each counterpart will be an original, but all such counterparts will constitute a single instrument.
f.	Entire Agreement. This Agreement, together with the Initial SOW and any subsequently executed SOW, constitutes the sole and entire agreement between the parties and supersedes any and all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, to the extent they relate in any way to the subject matter hereof.
g.	Titles and Headings. Titles and headings are for the convenience of the Parties only and shall not affect the construction or interpretation of this Agreement.
h.	Notice. Notices pursuant to this Agreement shall be sent to the addresses signed below, or to such others as either Party may provide in writing. Such notices will be deemed received at such addresses upon the earlier of (a) actual receipt by mail or email or (b) delivery in person, by fax with written confirmation of receipt, or by certified mail return receipt requested. The preferred primary method of contact for purposes of this Section is as follows:

If to Trade Algo: If to TSGS:

Email: jon@tradealgo.com Email: carlos@tsgs.com

i.	Severability. Any provision of this Agreement which is determined to be prohibited or unenforceable by a court of competent jurisdiction will be ineffective only to the extent of such prohibition or unenforceability and will be severed without invalidating the remaining provisions or otherwise affecting the validity or enforceability of such provision.
j.	Time is of the essence. Time is expressly made of the essence with respect to each and every provision of this Agreement and every SOW.
k.	Waiver. The failure of either Party at any time to require performance by the other of any provision will not affect the right of that Party to require performance at any a later time, nor will the failure of either Party to take action regarding a breach of any provision be taken or held to be a waiver of the provision itself.

The Parties indicate their understanding of and full agreement with all of the foregoing, and execute this Agreement:

TA Fintech, dba Trade Algo Technology Services Group Singapore, dba TSGS

By: By:

Carlos Cruz

(signature) (signature)

Name: Name:

CEO

(print) (print)

Title: Title:

01/01/22

Date: Date: